

January 3, 2013

Via E-mail
Alfonso J. Cervantes
President
Trig Acquisition 1, Inc.
641 Lexington Avenue, Suite 1526
New York, NY 10022

> **Re: Trig Acquisition 1, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed January 2, 2013**
> **File No. 000-54070**

Dear Mr. Cervantes:

We have reviewed your response to our letter dated December 14, 2012, and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 4

Material Agreements, page 5

1. Your revised disclosures in response to our prior comment 3 explain how the common stock issued in connection with the Cohen agreement will be valued, however, we note that common stock will also be issued pursuant to the Villard and PBNJ agreements as well. Please revise your report on Form 8-K to disclose how the fair value of common stock already issued was determined on the date of issuance or will be determined on the date it is issued pursuant to the terms of these agreements.

Exhibit 99.2

Pro forma financial statements

2. Your response to our prior comment 14 indicates that footnote 1 to Note B clarifies how the fair value of the warrants was determined. However, we note that although your disclosure explains how the warrants will be accounted for in the pro forma financial statements it does not explain the methods or assumptions that were used to determine the fair value of the warrants. Please revise to explain how the fair value of the warrants issued in connection with your private placement were calculated or determined.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Avraham S. Adler, Esq.
       Anslow & Jaclin